

Mail Stop 0306

April 19, 2005

By U.S. Mail and facsimile to (852) 2588-1686

Mr. Kam Wah Poon
Chief Financial Officer
Central Plaza, 18 Harbour Road
Suite 3203A, 32nd Floor
Hong Kong, China

> **RE:** **China Energy Saving Technology, Inc.**
> **Form 10-KSB for the fiscal year ended September 30, 2004**
> **Form 10-Q for the quarter ended December 31, 2004**
> **File No. 000-31047**

Dear Mr. Kam Wah Poon:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year September 30, 2004

1. We see that your revenues for the twelve months ended December 31, 2003 exceeded $25 million. We generally consider the consummation of a reverse merger to be an in-substance initial registration of the private operating company. Since revenues exceeded $25 million in your most recently completed fiscal year you would not have been eligible for Small Business status in any actual initial registration. Accordingly, it appears that you were not Small Business eligible upon consummation of the merger. Either revise to file on Form 10-K and to provide any additional disclosures required by Regulation S-X; or if you believe you are appropriately a small business filer, support your position in a supplemental analysis. We may have further comment upon review of that response.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations – Pages 16-22

Critical Accounting Policies – Page 16

2. Critical accounting policy disclosure should provide insight about complex judgments, estimates and uncertainties that underlie your key accounting policies. That information should generally expand upon and not merely repeat your basic accounting policies. The revenue recognition discussion does not achieve the objectives of the disclosure since it is essentially a factual statement of the basic policy. Please revise to make disclosure about complex estimates, judgments and uncertainties associated with your revenue practices and about the susceptibility of those estimates and judgments to change. Refer to FR-60 and Exchange Act release 34-48960 for further guidance.

3. It is unusual to consolidate a 50% owned entity. Make detailed and specific disclosure about the facts and circumstances leading you to conclude that such presentation is appropriate. That disclosure should identify and describe the aspects of the underlying agreements and the accounting literature on which you based the accounting. The disclosure presented in Note 1 under "Basis of Presentation" is not sufficient for this purpose. This matter would appear to meet the criteria for critical accounting policy disclosure.

Liquidity and Capital Resources

4.   We see the significance of accounts and note receivable to your assets. With respect to note receivable, make more specific disclosure about how recorded amounts are measured. For both accounts and notes receivable, expand to present reasonably detailed disclosure about how you evaluate receivables for potential bad debts. Also, make specific disclosure about why there is apparently no reserve for long-term receivables. To the extent you rely on collateral in securing long-term receivables, disclose how you determine the fair value of such collateral.

Item 8A. Controls and Procedures – Page 24

5.   We see that management evaluated disclosure controls and procedures as of a date within 90 days before the filing date of the annual report. Please amend to disclose management's conclusion regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-B and Part II.F of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports (Release No. 33-8238).

6.   Please revise the language used in the disclosure about changes in internal control over financial reporting to indicate whether there was any change to internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, internal control over financial reporting. Refer to the language used in amended Item 308(c) of Regulation S-B.

Financial Statements

Report of Independent Registered Public Accounting Firm – Page F-2

7.   We see that your auditors have been located in Florida and in California. We also see that your operations appear to be solely in China. Tell us where your accounting records are located, where the audit fieldwork was performed (including who performed that fieldwork), and whether any fieldwork in Asia was performed by employees of your US based auditors. Also identify the language in which your accounting records are maintained and on what basis of GAAP. If the accounting records and supporting documents are in other than English, tell us how your auditors were able to read those documents. Describe your company's internal expertise in US GAAP; and, if your underlying accounting records are not maintained according to US GAAP, tell us who converted those records to US GAAP. Overall, your response should fully explain how your US based auditors were able to successfully complete the audits of your Chinese operations. Respond separately for each audit firm. We are particularly concerned about fiscal 2003 where your audit fees totaled less than $9,000 while your assets and

revenues exceeded $21 million and $31 million, respectively. We may have additional questions after reviewing your response.

Consolidated Statements of Income and Other Comprehensive Income (Loss) – Page F-5

8.   Revise MD&A to specifically identify, describe and quantify factors responsible for the $1.4 million increase in the "operating expenses" caption in fiscal 2004.

9.   The Statement of Shareholders' Equity indicates that you issued more than 12 million shares in the recapitalization. In reverse merger accounting, earnings per share for all periods prior to the merger are normally restated to reflect the number of equivalent shares received by the acquiring company. It is not clear whether weighted average shares have been determined in that manner. Either revise or explain to us why weighted-average shares (for all periods) are not incorrect.

Consolidated Statements of Shareholders' Equity – Page F-6

10.   This Statement indicates that you issued over 12 million shares in the reverse merger. We do not see a clear description of the 12 million shares in the notes to financial statements. Note 1 indicates that you issued 6.9 million shares in exchange for a promissory note. We also do not see those shares on this Statement. Expand the notes to financial statements to more clearly and completely describe share transactions consummated in connection with the reverse merger. Also respond supplementally.

Note 1- Summary of Significant Accounting Principles and Policies – Page F-8

Organization

11.   You state that the promissory note was convertible into more than 223 million shares while that note was apparently ultimately converted into only 6.9 million shares. Revise to bridge this gap. Disclose why the note was ultimately converted for 6.9 million shares when the holder was entitled to a substantially greater number.

12.   We presume that the reverse merger was accounted for at cost. Disclose the accounting significance of the disclosure about the fair value of the interest acquired and disclose how that $6.6 million was determined. The disclosure should also bridge the gap between the $120 million note issued as purchase price and the $6.6 million fair value attributed to the interest acquired.

13. We see that your operations are based in China. Tell us why you should not make disclosure about restricted net assets. Make clear disclosure about any restrictions on your ability to fund the US holding company or to pay dividends to shareholders. Refer to SAB Topic 6-K.

Revenue and Deferred Revenue Recognition – Page F-12

14. With respect to equipment sales, supplementally describe the nature and extent of post-shipment obligations (installation, training, maintenance, service, etc...) and customer acceptance protocols. Tell us how these obligations and protocols are considered in your revenue policies. Unless not applicable, expand the policy disclosure to describe how these matters are considered in your revenue practices.

15. To the extent product sales entail post shipment obligations (installation, training, maintenance, service, etc...), tell us how your methods consider the requirements of EITF 00-21.

16. Under equipment sales, you disclose the generic criteria for revenue recognition. This disclosure should be specific to your business and underlying revenue generating arrangements. That is, you should disclose how the generic criteria are applied in your specific circumstances. Please expand. Also respond supplementally. That response should describe the terms and conditions of product sales and show us that your application of SAB 104 is appropriate.

17. Tell us about return policies and practices, including how this matter is considered in your revenue policy. Show us that your accounting is appropriate under FAS 48. Also make appropriate disclosure.

18. In a detailed supplemental response describe the terms and conditions of sales under energy savings contracts. Explain and demonstrate, in detail, how you measure and account for those revenues at inception of an arrangement and over its life. Tell us what happens to the equipment at the end of the contract. Identify the literature on which you have based the accounting and explain how you interpreted and applied that literature. You should provide a thorough analysis in support of the revenue policy applied to these transactions. We may have further comment on accounting and disclosure once we better understand the policy and your rationale.

19. As a related matter, tell us why the energy savings arrangements should not be viewed as leases and explain the rationale for your conclusion with reference to GAAP. If lease accounting is applicable, tell us how your methods are faithful to the requirements of lease accounting. Your response should be detailed and specific.

20.   Also respect to the energy savings arrangements, tell us how you measure "estimated cost savings." Tell us what happens if estimated savings are not achieved or are disputed. Tell us why it is appropriate in GAAP to report "excess savings" as interest.

21.   With respect to warranties, provide disclosure under FIN 45 or tell us why such disclosure is not required.

Note 9 – Related Party Transactions – Page F-19

22.   Based on disclosure from pages 29 and 30 (Item 10, Executive Compensation) it appears that your executives have not been paid for their services. Tell us whether the financial statements include regular charges for the services of your executives. If not, tell us why you believe charges for such services are not necessary for fair presentation of your operating results. In general, the financial statements should include all costs of doing business. Refer to SAB Topic 1-B; and revise or advise.

23.   You state that certain trade receivables were collected on your behalf by shareholders. Supplementally tell us why shareholders have collected trade receivables on your behalf. Also explain the extent of such transactions and tell us why you believe that such occurrences are not weaknesses in internal control under PCAOB standards. Your auditor's view of this matter should also be presented in this response.

Note 11 - Taxes Payable – Page F-19

24.   We see that waived income taxes totaling nearly $4.9 million were credited to the provision for income taxes in 2004. Tell us whether the $4.9 million includes all four categories of accrued income taxes at December 31, 2003. Based on the amounts involved, the provision for income taxes for 2003 and 2002 appears to only include the "enterprise income tax." If so, why was the entire $4.9 million reversed against the provision? In what caption(s) were the other three categories of taxes originally reported? If other than the provision for income taxes, why should those amounts not be reversed against or presented with the relevant captions? Either revise or advise. Regardless, the disclosures should more specifically identify the categories of income taxes relieved and the captions affected.

25.   Please make disclosure about the nature of and bases for the value added tax. Disclose how that tax is accounted for and whether (and how) that tax is impacted by the tax holiday.

26.   Expand to make the quantified disclosure about tax holidays required by SAB Topic 11-C.

27.   Disclose whether the 630,000 shares are vested, and, if not, disclose the vesting provisions.

Form 10-QSB/A as of December 31, 2004

28.   Based on your revenues for nine and twelve month periods ended September 31, 2004 and December 31, 2003 it appears that you are not eligible to file under Regulation S-B. Please revise to file on Form 10-Q and to provide any additional disclosure required by Regulation S-X.

29.   It appears that you have restated operating results for correction of an error. You should amend to provide the footnote disclosure required by APB 20. Each restated financial statement column should be labeled "restated." Also, MD&A should present prominent disclosure about the restatement.

30.   With respect to the shares issued for future consulting services, make more specific disclosure about the nature of the services to be received. Also disclose the vesting periods for the shares.

31.   Tell us when you detected this error and why it was not detected until after the initial filing of the Form 10-QSB for the December quarter. Tell us whether and how you altered internal control to mitigate this apparent weakness. It appears that you should also make disclosure about these matters under Item 3.

32.   Under Item 3, you disclose that disclosure controls and procedures are effective. In light of the restatement, supplementally and in detail explain the basis for that conclusion. Explain why you believe there is no reportable weakness in these controls and procedures. Your disclosure should be altered as necessary and we may have further comment upon review of that response.

33.   With respect to the restatement, provide a Form 8-K presenting the disclosures required by Item 4.02 to that Form.

*   *   *   *

    As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file

Mr. Kam Wah Poon
China Energy Savings Technology, Inc.
April 18, 2005
Page 8

your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Enunwaonye, Staff Accountant, at (202) 824-5529 or me, at (202) 942-2862 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief , at (202) 942-1791 with any other concerns.

Sincerely,



Gary Todd
Review Accountant